Mail Stop 6010

February 26, 2007

Daniel J. Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, MO 63141

      Re: Energizer Holdings, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2006
              Filed December 5, 2006
              Form 10-Q for the Fiscal Quarter Ended December 31, 2006
              File No. 001-15401

Dear Mr. Sescleifer:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Exhibit 32

1. We note that your Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K are not dated. Please file an amendment to your Form 10-K that includes the entire filing together with the properly dated Section 906 certification.   Please also apply this comment to your Form 10-Q filed on January 30, 2007.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Note 9 – Financial Instruments

2. We see you hold a net-cash settled prepaid share option (PSO) with a financial institution to mitigate the impact of changes in your deferred compensation liabilities. Also, we see from disclosures in Note 11 that on October 1, 2006 you adopted SFAS 155 to account for the net-cash settled prepaid share option. Please tell us more about the terms of your PSO's and detail for us how you accounted for the net-cash settled PSO's prior to the adoption of SFAS 155. Furthermore, please describe for us how the adoption of SFAS 155 impacted your consolidated financial statements as it relates to the PSO's.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant